Exhibit 99.1

PRESS RELEASE

November 6, 2014

Third quarter 2014 financial results

Eksportfinans ASA performed in line with expectations in the third quarter of 2014. Liquidity is good and the capital base remains solid. The reductions in the capital adequacy ratios are due to new capital regulations implemented as of September 30, 2014.

Net interest income was NOK 341 million for the first nine months of 2014, compared to NOK 525 million for the same period in 2013. The change was a result of the lower level of interest generating assets combined with reduced return on investments.

Comprehensive income according to IFRS was negative NOK 4,219 million for the first nine months of 2014, compared to negative NOK 3,234 million for the same period of 2013. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt.

Profit excluding unrealized gains and losses on financial instruments amounted to NOK 113 million for the first three quarters of 2014, compared to NOK 305 million for the first three quarters of 2013. The decrease is mainly due to lower net interest income.

Total assets amounted to NOK 91 billion at September 30, 2014, compared to NOK 101 billion at December 31, 2013. The reduction was in line with expectations and due to the limitations on new lending business since 2011 as well as repayments on the current debt portfolios.

New capital regulations reflecting the EU’s Capital Requirements Directive IV were implemented in Norway as of September 30, 2014. Due to changed risk weights on financial institutions and the credit valuation adjustment (CVA) charge on derivatives, the core capital adequacy ratio decreased from 36.8 percent at December 31, 2013 to 23.9 percent at September 30, 2014. The capital adequacy ratios are still well above regulatory requirements. At the end of the first nine months of 2014 the company had liquidity reserves totaling NOK 38.9 billion.

As previously announced, as from August 2014 Eksportfinans is scheduling investor calls on a semi-annual basis. The next call will be held in connection with the release of the fourth quarter report 2014, on February 13, 2015.

Eksportfinans’ financial reports and other information are available on www.eksportfinans.no.

For further information, please contact:

President and CEO Geir Bergvoll,

•	tel: +47 22 01 23 70 / +47 913 15 485,

•	e-mail: gbv@eksportfinans.no

EVP Director of Staff / Communications Elise Lindbæk,

•	tel: +47 22 01 22 64 / +47 905 18 250,

•	e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,

•	tel: +47 22 01 23 05 / +47 900 92 326,

•	e-mail: goo@eksportfinans.no

  Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2014 total assets amounted to approximately NOK 100 billion. The company is staffed by highly skilled individuals, around 50 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.no

Forward-looking statements

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.